


SEC MAIL PROCESSING
RECEIVED
AUG 2 3 2007
WASH., D.C.
190
SECTION

AB 9/5

SECURI 07008148)MMISSION
Washington, D.C. 20549

QMB APPROVAL	
QMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24613

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: CS Capital Strategies Financial Group, Inc.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 West Lucerne Circle, Suite 500
(No. and Street)

Orlando	Florida	32801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Simon 407-422-5400
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff
(Name - *if individual, state last, first, middle name*)

940 Centre Circle, Suite 2005, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

PROCESSED
SEP 0 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, David Simon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or CS Capital Strategies Financial Group, Inc., as of June 30 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Public Notary


PATRICIA A. SCANLON
Notary Public - State of Florida
My Commission Expires Aug 17, 2010
Commission # DD 557495
Bonded By National Notary Assn.

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2007

TABLE OF CONTENTS



LASHLEY, SELAND & ROTROFF, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

Report of Independent Certified Public Accountant

Board of Directors
CS Capital Strategies Financial Group, Inc.

We have audited the accompanying statement of financial condition of CS Capital Strategies Financial Group, Inc. as of June 30, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CS Capital Strategies Financial Group, Inc. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital, calculation of aggregate indebtedness and report on internal control are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

August 20, 2007

940 CENTRE CIRCLE ◆ SUITE 2005 ◆ ALTAMONTE SPRINGS, FL 32714 ◆ TELEPHONE (407) 774-2044
FAX (407) 774-6199 ◆ IN LAKE COUNTY (352) 383-5552

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

Assets

Cash and cash equivalents	$ 210,299
Clearing deposit with clearing broker	15,405
Property and equipment, net of accumulated depreciation of $12,081	9,640
Rent deposit	6,169
	$ 241,513

Liabilities and Stockholders' equity

Liabilities:	
Accrued payroll and payroll taxes	$ 12,998
Commissions payable	92,333
Federal and state taxes payable	4,500
Accounts payable and accrued expenses	3,434
Lease payable	1,292
Total liabilities	114,557
Stockholders' equity:	
Common stock, par value $0.01, 100,000 shares authorized, 7,500 issued and outstanding	75
Additional paid-in capital	46,430
Retained earnings	80,451
Total stockholders' equity	126,956
	$ 241,513

The accompanying notes are an integral part of these financial statements.

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2007

Revenues:	
Brokerage revenues	$ 1,173,645
Management and consulting revenues	213,222
Interest and dividends	5,152
Other	40,712
Total revenue	1,432,731
Expenses:	
Commissions	904,052
Clearing and execution costs	69,271
Other brokerage fees	28,376
Wages and payroll taxes	188,874
Telephone and communications	13,088
Occupancy	77,733
Licenses and registration	2,021
Other operating costs	132,117
Total expenses	1,415,532
Net income before taxes	17,199
Federal and state taxes	4,500
Net Income	$ 12,699

The accompanying notes are an integral part of these financial statements.

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2007

	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance at July 1, 2006	7,500	$ 75	$ 46,430	$ 67,752	$ 114,257
Net income	-	-	-	12,699	12,699
Balance at June 30, 2007	7,500	$ 75	$ 46,430	$ 80,451	$ 126,956

The accompanying notes are an integral part of these financial statements.

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2007

Cash flows from operating activities:	
Net income	$12,699
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	5,196
Increase or decrease in assets and liabilities:	
Increase in due from clearing broker	(30)
Decrease in federal and state taxes payable	(8,000)
Decrease in accounts payable and accrued expenses	(88)
Increase in commissions payable	16,890
Total cash provided by operating activities	26,667
Cash flows from investing activities:	
Purchase of software	(2,000)
Total cash used in investing activities	(2,000)
Cash flows from financing activities:	
Payment on lease payable	(1,184)
Total cash used in financing activities	(1,184)
Net increase in cash	23,483
Cash and cash equivalents at beginning of year	186,816
Cash and cash equivalents at end of year	$ 210,299
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 457
Cash paid during the year for income taxes	$ 9,148

The accompanying notes are an integral part of these financial statements.

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2007

1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business – CS Capital Strategies Financial Group, Inc. (the "Company") was incorporated in 1980 under the laws of the State of Florida. The Company is registered with the Securities and Exchange Commission under the Securities Act of 1934 and the State of Florida as a broker-dealer, and is a member of the National Association of Securities Dealers. The Company is an introducing broker-dealer and clears all of its securities transactions with and for customers on a fully disclosed basis through Pershing, LLC (the "Clearing Broker").

Revenue and expense recognition – The revenues of the Company are derived primarily from commissions earned on securities transactions, investment management fees charged on managed investment funds, commissions on the sale of annuities, and fees on merger and acquisition services. Securities transactions and corresponding expenses (including commissions) are recorded on a trade date basis. All other revenue is recorded when received.

Computation of Customer Reserve – The Company is exempt from customer reserve requirements and providing information relating to the possession and control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Commission Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

Cash and cash equivalents – Cash and cash equivalents consist of amounts held in a bank account, money market funds, and cash balances held by the Clearing Broker. Cash in bank accounts and cash and money market funds held by Clearing Broker at June 30, 2007, were $210,299.

Property and equipment – Property and equipment are carried at cost. Depreciation is provided on the straight-line basis for financial statement presentation and double declining balance method for tax purposes over the assets estimated useful lives, which is estimated from two to seven years.

Income taxes – The Company records deferred income taxes using the liability method. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The type of temporary differences between tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes.

Liabilities subordinated to claims of general creditors – There are no borrowings under subordination agreements as of June 30, 2007.

Fair value of financial instruments – All of the Company's financial assets and liabilities are carried at fair market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) capital requirements for broker-dealers, which requires a minimum of $5,000 or 6 2/3% of its aggregate indebtedness ($7,641 at June 30, 2007), whichever is greater. Therefore, the Company was required to maintain a minimum net capital of $7,641 at June 30, 2007. At June 30, 2007, the Company had net capital of $111,147 and an excess net capital of $103,506 (net capital minus minimum net capital).

The aggregate indebtedness to net capital percentage was 103% vs. an allowable percentage of not greater than 1500% at June 30, 2007.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2007:

Computer equipment	$ 9,115
Furniture and fixtures	8,452
Software	4,154
	21,721
Less accumulated depreciation	(12,081)
	$ 9,640

Depreciation expense recorded during the year ended June 30, 2007 was $5,196.

4. INCOME TAXES

The gross profit for the year ended June 30, 2007 was $17,199, and a federal and state tax expense of $4,500 was recorded. This resulted in an effective tax rate of approximately 26.2% after deductions for state income taxes. Temporary differences, which primarily arise from the differences in book depreciation and tax depreciation, are approximately $5,700 and a full valuation allowance has been booked against the resultant deferred tax asset, since it is uncertain whether the difference will be utilized in the future.

5. COMMITMENTS

On August 27, 2003, the Company entered into an Agreement (the "Agreement") to pay $2,000 per month to a director and consultant (the "Consultant") of the Company. This Agreement was an amendment to a Stock Purchase Agreement entered into on September 26, 2002. The Agreement terminates on September 25, 2007. The amounts due the Consultant are subject to upward adjustment based upon certain percentages of gross revenue earned by the Company and are payable at various times commencing thirty (30) days after the end of each of the Company's fiscal years. The President of the Company also signed the Agreement personally.

The Company leases office space under a three year operating lease, which terminates on December 31, 2007. Under the terms of the lease, the Company is responsible for maintaining adequate insurance on the facility and paying for utilities and sales tax. The lease payments are guaranteed by the President of the Company. Management has commenced negotiations with the landlord, but has not entered into a new lease agreement.

During April 2005, the Company and one of its independent securities brokers (the "Broker") agreed to settle an arbitration matter filed with the NASD. The agreement required the Company and the Broker to pay $70,000 to the claimant. With the signing of the agreement $40,000 was paid to the claimant and the Company and the Broker agreed to pay the remaining $30,000 in fifteen (15) monthly installments of $2,000. The Company was reimbursed for the $40,000 by the previous owner of the Company paying $25,000 and the Broker paying $15,000. The Broker agreed to pay the remaining $30,000 by having the Company reduce commissions due to the Broker $2,000 each month for fifteen months, however, the Company remained liable for the $30,000 should the Broker not have sufficient monthly commissions due from the Company. As of August 1, 2007 the obligation had been paid in full.

During May 2006, the Company purchased two computers and financed the transaction over 24 months with a capital lease ending May 15, 2008. Monthly payments are $127 per month and the implied interest rate is 17.4%. Minimum payment obligations for the fiscal year ending June 30, 2008 are $1,292. The value of the fixed assets recorded by the transaction was $2,566 and the net book value at June 30, 2007 was 1,710.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis to its Clearing Broker. The Clearing Broker is responsible for collection and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Broker may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transaction by the Clearing Broker. The Clearing Broker maintains a clearing deposit established by the Company of approximately $15,000, which is available to offset the Clearing Broker's losses.

Cash is maintained in an established national bank. Cash balances, at times, may exceed the federally insured limits of $100,000.

Additionally, cash and securities are maintained by the Clearing Broker. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation.

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2007

Computation of basic net capital requirements:	
Total stockholders' equity qualified for net capital	$ 126,956
Deduction:	
Non-allowable assets	
Property and equipment, net	9,640
Deposits	6,169
Total non-allowable assets	15,809
Net capital before haircuts and securities positions	111,147
Haircuts	-
Net capital	111,147
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($7,641)	
Minimum dollar net capital requirement for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	7,641
Net capital in excess of required minimum	$ 103,506
Excess net capital at 1000%	$ 99,689
Reconciliation:	
Net capital, per pages 9-10 of the June 30, 2007, unaudited Focus Report, as filed	$ 111,147
Audit adjustments	-
Net capital, per June 30, 2007, audited report, as filed.	$ 111,147

The accompanying report and notes are an integral part of these financial statements.

CS CAPITAL STRATEGIES FINANCIAL GROUP, INC.
COMPUTATION AND RECONCILIATION AGGREGATE INDEBTEDNESS UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2007

Aggregate indebtedness:

Accrued payroll and payroll taxes	$ 12,998
Commissions payable	92,333
Federal and state taxes payable	4,500
Accounts payable	3,434
Lease payable	1,292
Total aggregate indebtedness	$ 114,557
Percentage of aggregate indebtedness to net capital	103%

The accompanying report and notes are an integral part of these financial statements.

LS&R

LASHLEY, SELAND & ROTROFF, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Stockholders' and Management
CS Capital Strategies Financial Group, Inc.

In planning and performing our audit of the financial statements of CS Capital Strategies Financial Group, Inc. (the "Company") for the year ended June 30, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

940 CENTRE CIRCLE ◆ SUITE 2005 ◆ ALTAMONTE SPRINGS, FL 32714 ◆ TELEPHONE (407) 774-2044
FAX (407) 774-6199 ◆ IN LAKE COUNTY (352) 383-5552
Member of American Institute & Florida Institute of Certified Public Accountants & CPA USA Network

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Laddey, Schnell & Rutoff, P.A.

August 20, 2007

END